LUMINENT MORTGAGE CAPITAL, INC.

909 MONTGOMERY STREET, SUITE 500
SAN FRANCISCO, CALIFORNIA 94133

January 24, 2005

VIA TELECOPY AND EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-1004
Attention: Charito Mittleman, Esq.

Re:	Luminent Mortgage Capital, Inc. – Registration Statement on Form S-3 (No. 333-121980) (as amended, the “Registration Statement”)

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement may become effective at Noon (Washington D.C. time) on January 26, 2005, or as soon thereafter as practicable.

     Upon declaration of effectiveness of the Registration Statement, please advise our counsel, Peter T. Healy, Esq. of O’Melveny & Myers LLP at (415) 984-8833 to confirm effectiveness or to communicate any questions you might have regarding this letter or the Registration Statement.

     Thank you.

Sincerely, LUMINENT MORTGAGE CAPITAL, INC.
By:	/s/ Christopher J. Zyda
Christopher J. Zyda
Senior Vice President and Chief Financial Officer

cc:      Peter T. Healy, Esq. (telecopy 415-984-8701)